State of Delaware
Secretary of State
Division of Corporations
Delivered 09:25 AM 05/25/2006
FILED 09:22 AM 05/25/2006
SRV 060501844 - 2456645 FILE

CERTIFICATE OF AMENDMENT
to
CERTIFICATE OF INCORPORATION
of
Global Matrechs, Inc.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is Global Matrechs, Inc.

2. That Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be further amended as follows by inserting the following new paragraph immediately following the first paragraph of said Article IV:

> "Effective as of May 26, 2006 at 9:00 a.m., Eastern Standard time (the "Effective Time"), each share of the Corporation's common stock, par value $0.0001 per share, outstanding immediately prior to the Effective Time (the "Original Common Stock"), shall be combined, reclassified and changed into one twentieth (1/20) of one fully paid and nonassessable share of Common Stock without any action on the part of the holder thereof (the "Reverse Split"). At and after the Effective Time, each outstanding certificate that prior thereto represented shares of Original Common Stock shall be deemed for all purposes to evidence ownership of and to represent that number of shares of Common Stock into which the shares represented by such certificate shall have been combined, reclassified and changed as herein provided. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the shares of Common Stock issuable to the holder thereof upon surrender of such certificate. All shares of Common Stock issued to any holder of Original Common Stock as a result of the Reverse Split shall be aggregated for the purpose of determining the number of shares of Common Stock to which such holder shall be entitled, and no fractional shares shall be issued in connection with the Reverse Split. Any stockholder who would otherwise be entitled to receive a fractional share of Common Stock as a result of the Reverse Split shall receive in lieu thereof cash in an amount equal to such fraction multiplied by the fair market value of the Common Stock immediately following the Effective Time, as determined in good faith by the Board of Directors."

The remainder of Article IV shall remain unchanged.

3. The amendments set forth in this Certificate of Amendment have been duly adopted by the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by Michael Sheppard, its President and Chief Executive Officer, thereto duly authorized, this 25th day of May, 2006.

GLOBAL MATRECHS, INC.

By: ______________________________